Entergy Texas, Inc.
350 Pine Street
Beaumont, Texas 77701

Entergy Texas Restoration Funding, LLC
Capital Center
919 Congress Avenue, Suite 840-C
Austin, Texas 78701

October 21, 2009 Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Entergy Texas, Inc. Entergy Texas Restoration Funding, LLC Registration Statement on Form S-3 File Nos. 333-161911 and 333-161911-01

Ladies and Gentlemen:

Entergy Texas, Inc. and Entergy Texas Restoration Funding, LLC (collectively, the “Registrants”) jointly filed the above-referenced Registration Statement on September 15, 2009 and filed a Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment”) on October 20, 2009.

The Registrants respectfully request that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement, as amended by the Amendment (the “Amended Registration Statement”), and permit the Amended Registration Statement to become effective as of 9:00 am Eastern Time on October 23, 2009 or as soon thereafter as practicable.  Pursuant to Rule 460 under the Securities Act, please be advised that no distribution of the preliminary prospectus forming part of the Amended Registration Statement was made. Please also be advised that the Registrants do not intend to rely on Rule 430A under the Securities Act in connection with the first offering under the Amended Registration Statement.

In connection with this request, the Registrants acknowledge that:

•
Should the Commission or the staff, acting pursuant to delegated authority, declare the Amended Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Amended Registration Statement;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Amended Registration Statement effective, does not relieve the Registrants from their full responsibility for the accuracy and adequacy of the disclosure in the Amended Registration Statement; and

•	The Registrants may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

        ENTERGY TEXAS, INC.

By   /s/ Theodore H. Bunting, Jr.
        Name: Theodore H. Bunting, Jr.
        Title:  Senior Vice President and Chief Accounting Officer

 ENTERGY TEXAS RESTORATION FUNDING , LLC

 By   /s/ Theodore H. Bunting, Jr.
         Name: Theodore H. Bunting, Jr.
         Title:  Chief Accounting Officer